             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                       MANAGEMENT'S DISCUSSION & ANALYSIS

                                       AND

                    CONDENSED QUARTERLY FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2001

                                   (UNAUDITED)

CONTENTS

SEPTEMBER 30, 2001



MANAGEMENT'S DISCUSSION AND ANALYSIS


IMPACT OF THE EVENTS OF SEPTEMBER 11, 2001      2

FINANCIAL STATEMENT REPORTING      2

MANAGEMENT REPORTING       2

CURRENT VALUE BASIS       2

EQUITY-TO-LOANS       6

RESULTS OF OPERATIONS       6

ALLOCATION OF FY 2001 NET INCOME AND WAIVERS OF LOAN CHARGES FOR FY 2002      7



IBRD CONDENSED FINANCIAL STATEMENTS


BALANCE SHEET     8

STATEMENT OF INCOME     9

STATEMENT OF COMPREHENSIVE INCOME     10

STATEMENT OF CHANGES IN RETAINED EARNINGS      10

STATEMENT OF CASH FLOWS       11

NOTES TO FINANCIAL STATEMENTS      12

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS      15

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2001 (FY
2001). IBRD undertakes no obligation to update any forward-looking statements made in such documents.

IMPACT OF THE  EVENTS OF SEPTEMBER 11, 2001

The events of September 11, 2001 did not affect any of IBRD's physical assets. However, subsequent reductions in interest rates, the widening of credit spreads, and the weakening of the U.S. dollar immediately following those events affected IBRD's interest earnings. In addition, reductions of interest rates increased the current value of IBRD's financial assets and liabilities as reflected on the current value balance sheet and comprehensive statement of income shown in TABLES 2 and 3 below. The effects of these events on IBRD's lending operations are still being evaluated.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Accounting Standards (together referred to in this document as the `reported basis').

In accordance with FAS 133,(1) IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in the fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows, based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

TABLE 1 presents selected financial data on three bases: a current value basis, a reported basis, and a pre-FAS 133 reported basis.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. These balance sheets are presented on a current value basis, together with a reconciliation to the reported accounts at September 30, 2001.

IBRD's Condensed Current Value Comprehensive Statement of Income, with a reconciliation to the reported basis, is presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. To recognize the risk inherent in the portfolio, IBRD adjusts the value of its loans through its loan loss provision.

----------------------

(1) For the purposes of this document, FAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments and International Accounting Standard No. 39, "Financial Instruments:
         Recognition and Measurement".

TABLE 1:  SELECTED FINANCIAL DATA

IN MILLIONS OF U.S. DOLLARS

----------------------------------------------------------------------------------------
                                               FY 2002         FY 2001          FY 2001
                                             FIRST QUARTER  FIRST QUARTER      FULL YEAR
                                             -------------------------------------------
CURRENT VALUE BASIS

Net Income                                      $  1,406        $    547       $  1,460
Average Interest-earning Assets                 $152,332        $149,258       $150,158
Net Return on Average Interest-earning Assets       3.66%           1.15%(a)       0.89%(a)
Return on Loans                                    16.23%           3.71%(a)       5.53%(a)
Return on Investments                               5.05%           6.01%(a)       5.91%(a)
Cost of Borrowings                                 12.46%           3.44%(a)       5.14%(a)

REPORTED BASIS

Net Income                                      $  1,619        $    727       $  1,489
Operating Income                                $    587        $    383       $  1,144
Average Interest-earning Assets                 $147,321        $146,912       $146,570
Net Return on Average Interest-earning Assets       4.36%           1.37%(b)       0.87%(b)
   before the effects of FAS 133                    1.58%           1.04%          0.78%
Return on Loans                                     6.09%           6.76%          6.67%
Return on Investments                               4.52%           6.72%          6.28%
Cost of Borrowings                                  1.40%           5.92%(b)       6.12%(b)
   before the effects of FAS 133                    4.90%           6.31%          6.18%
------------------------------------------------------------------------------------------

(a) Excludes the cumulative effect of the adoption of the current value basis of accounting.

(b) Excludes the cumulative effect of the adoption of FAS 133.

The positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would currently originate a similar loan.

For purposes of the current value presentation on the income statement, the $17 million adjustment, reflecting the mark from the credit assessment on the loan portfolio, is presented as part of the adjustment relating to current value.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at market value or at their estimated fair values. Market value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

The adjustment to current value of $9 million on the income statement moves the mark-to-market unrealized gains from Operating Income under the reported basis to the adjustment relating to current value, as these gains are yet to be realized.

BORROWINGS

The current value of the borrowings portfolio, including related financial derivatives, is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The increase in the borrowings portfolio from the reported basis to the current value basis represents the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CURRENT VALUE ADJUSTMENTS

The net current value adjustment of $828 million for the three months ended September 30, 2001 ($173 million-- September 30, 2000) represents the combined effects of marking all of IBRD's financial instruments to current value. The current value adjustment reflects both changes in interest rates and currency exchange rates. Although interest rates declined during the first quarters of both FY 2002 and FY 2001, the decline in interest rates during the current fiscal year was much more significant, resulting in a much higher current value adjustment in the loans and borrowings portfolios. In addition, in FY 2002 both the euro and the Japanese yen strengthened against the U.S. dollar, resulting in a positive currency translation adjustment. In FY 2001, the positive mark to current value due to interest rate changes was offset by a negative currency translation adjustment because of the weakening of the euro and the Japanese yen against the U.S. dollar.

TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT SEPTEMBER 30, 2001 AND
         JUNE 30, 2001

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------
                                                     SEPTEMBER 30, 2001                        JUNE 30, 2001
                               ---------------------------------------------------------   ------------------
                                            REVERSAL OF                       CURRENT
                                 REPORTED     FAS 133         CURRENT VALUE    VALUE         CURRENT VALUE
                                  BASIS       EFFECTS           ADJUSTMENT     BASIS              BASIS
                               ----------- --------------    --------------  -----------   --------------------
   Cash                         $     678                                      $     678            $     685
   Investments                     27,718                                         27,718               24,490
   Loans Outstanding              121,821                      $   5,999         127,820              123,062
   Less Accumulated Provision
      for Loan Losses and
      Deferred Loan Income         (4,562)                                        (4,562)              (4,459)
   Swaps Receivable
      Investments                  10,862                                         10,862               11,043
      Borrowings                   67,676     $  (3,997)           3,997          67,676               63,326
      Other Asset/Liability           728            (2)               2             728                  728
   Other Assets                     7,593                           (490)          7,103                7,673
                               ----------- --------------    --------------  -------------   ------------------
        Total Assets            $ 232,514     $  (3,999)       $   9,508       $ 238,023            $ 226,548
                               =========== ==============    ==============  =============   ==================
   Borrowings                   $ 113,027     $    (257)       $   5,954       $ 118,724            $ 110,290
   Swaps Payable
      Investments                  11,234                                         11,234               10,791
      Borrowings                   69,588        (2,121)           2,121          69,588               68,051
      Other Asset/Liability           744            --               --             744                  701
   Other Liabilities                6,427                                          6,427                6,971
                               ----------- --------------    --------------  -------------   ------------------
   Total Liabilities              201,020        (2,378)           8,075         206,717              196,804
   Paid in Capital                 11,476                                         11,476               11,476
   Retained Earnings and Other
      Equity                       20,018        (1,621)           1,433          19,830               18,268
                               ----------- --------------    --------------  -------------   ------------------
        Total Liabilities and
           Equity               $ 232,514     $  (3,999)       $   9,508       $ 238,023            $ 226,548
                               =========== ==============    ==============  =============   ==================
----------------------------------------------------------------------------------------------------------------

TABLE 3: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE
         THREE MONTHS ENDED SEPTEMBER 30

IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------------------------------------
                                                     FY 2002                                   FY 2001
                                --------------------------------------------------------  --------------------
                                                   ADJUSTMENTS         YEAR TO DATE          YEAR TO DATE
                                  YEAR TO DATE      TO CURRENT         COMPREHENSIVE        COMPREHENSIVE
                                  REPORTED BASIS      VALUE         CURRENT VALUE BASIS   CURRENT VALUE BASIS
                                ----------------  --------------- ----------------------  --------------------
 Income from Loans                $        1,892                   $        1,892         $    2,087
 Income from Investments, net                274     $     (9)                265                407
 Other Income                                 58                               58                 70
                                  ---------------    ----------    ---------------        ----------
    Total Income                           2,224           (9)              2,215              2,564
                                  ---------------    ----------    ---------------        ---------

 Borrowing Expenses                        1,438                            1,438              1,858
 Administrative Expenses                     214                              214                212
 Provision for Loan Losses                  (17)            17                 --                 --
 Other Expenses                                2                                2                  3
                                  ---------------    ----------    ---------------        ----------
    Total Expenses                         1,637            17              1,654              2,073
                                  ---------------    ----------    ---------------        ----------
 Operating Income                            587          (26)                561                491
 Current Value Adjustments                                 828                828                173
 Provision for Loan Losses--
    Current Value                                           17                 17               (117)
 FAS 133 Adjustments                       1,032        (1,032)                --                 --
                                  ---------------    ----------    ---------------        ----------
 Net Income                       $        1,619      $   (213)     $       1,406         $      547
                                  ===============    ==========    ===============        ==========

 ---------------------------------------------------------------------------------------------------------------

TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------------
                                    BALANCE SHEET EFFECTS AS OF SEPTEMBER 30, 2001                 TOTAL INCOME
                                    ----------------------------------------------               STATEMENT EFFECT
                                                                 OTHER ASSET/      LESS PRIOR        FY 2002
                                         LOANS      BORROWINGS    LIABILITY       YEAR EFFECTS     YEAR TO DATE
                                     ----------- -------------- --------------- ----------------- ---------------
 Total Current Value Adjustments on
    Balance Sheet                     $  5,999     $   (4,568)     $    2           $   (801)       $    632
 Unrealized Gains on Investments                                                                           9(a)
 Currency Translation Adjustment                                                                         187(b)
                                                                                                    --------
 Total Current Value Adjustments                                                                    $    828
                                                                                                    ========
--------------------------------------------------------------------------------------------------------------

(a). UNREALIZED GAINS ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.

(b). THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses cash flow analysis as a measure of income generating capacity and capital adequacy. TABLE 5 presents this ratio computed on the current value basis, as well as on the reported basis, before the effects of FAS 133.

IBRD's equity capital supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in TABLE 5, IBRD has maintained a relatively stable equity-to-loans ratio on a current value basis.

RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was affected by changes in the credit standing of borrowing countries and the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first three months of FY 2002, interest rates for most currencies (predominantly U.S. dollar interest rates) were significantly lower than those in FY 2001. In addition, while interest rates declined slightly during the first three months of FY 2001, there was a steeper decline in interest rates during the same period in FY 2002. This was due, in part, to the events of September 11, 2001. While FIGURE 1 illustrates these general trends for U.S. dollar rates, FIGURE 2 illustrates the interest rate trend before and after the events of September 11, 2001.

 FIGURE 1: LIBOR INTEREST RATES-U.S. DOLLAR

                                    [GRAPHIC]

FIGURE 2: LIBOR INTEREST RATES-U.S. DOLLAR

                                    [GRAPHIC]

TABLE 5:  EQUITY-TO-LOANS

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------
                                                   SEPTEMBER 30, 2001     JUNE 30, 2001    SEPTEMBER 30, 2000
                                                   ---------------------- ---------------- --------------------
CURRENT VALUE BASIS

Equity Used in Equity-to-Loans Ratio                      $  26,694          $    25,710(a)       $ 25,152

Loans and Guarantees Outstanding, net of
   Accumulated Provision for Loan Losses                  $ 125,210             $120,479          $119,517

Equity-to-Loans                                               21.32%               21.34%            21.04%

REPORTED BASIS

Equity-to-Loans (b)                                           21.19%               21.42%            21.16%
-----------------------------------------------------------------------------------------------------------

(a). THE JUNE 30, 2001 EQUITY CAPITAL INCLUDES AN AMOUNT REPRESENTING THE TRANSFERS OF FY 2001 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON AUGUST 2, 2001.
(b).     EXCLUDES THE EFFECTS OF FAS 133.

NET INCOME

IBRD's net income is broadly comprised of a spread on interest-earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the three months ended September 30, 2001, net income on a reported basis was $1,619 million, compared to $727 million for the same period in FY 2001. The majority of this change was due to the following:

- A $166 million increase in net income was due primarily to two credit events in the loan portfolio. This amount includes a $134 million decrease in the provision for loan loss expense and a $32 million increase in other loan income. During the first quarter of FY 2002, the Republic of Congo paid off all of its arrears and all loans to it came out of nonaccrual status. This resulted in a reduction in the provision for loan loss expense. In contrast, during the first quarter of FY 2001, the provision for loan loss expense was increased in anticipation of all loans to Zimbabwe being placed in nonaccrual status on October 2, 2000. The increase of $32 million, which is included in other loan income, was due to the changes in balances of nonaccrual interest due to these two nonaccrual events.

- The $42 million increase in total loan interest income, net of funding costs, was primarily due to the interest rate repricing lag inherent in the cost pass-through loans. For those loans, while interest rates in FY 2002 were significantly lower than those in FY 2001, the full effect of these rate decreases was not yet reflected in loan interest income.

- The $688 million increase in the FAS 133 adjustments was due primarily to the significant decrease in interest rates in the first quarter of FY 2002, as compared to FY 2001.

ALLOCATION OF FY 2001 NET INCOME AND WAIVERS OF LOAN CHARGES FOR FY 2002

On August 2, 2001, the Executive Directors approved the allocation of $618 million of FY 2001 unallocated net income to the General Reserve, $155 million to the Pension Reserve, and $345 million to Cumulative FAS 133 Adjustments. In addition, they recommended to IBRD's Board of Governors the transfer of $371 million from unallocated net income and $31 million from Surplus for other development purposes. For additional information see the Notes to Financial Statements--Note C.

The Executive Directors also approved a decrease in the interest waiver rate for FY 2002 on those loans for which the invitation to negotiate was issued before July 31, 1998. For these loans, which carry a 50 basis point lending spread, the interest waiver was reduced from 15 basis points to 5 basis points. Interest waivers for FY 2002 on loans for which the invitation to negotiate was issued on or after July 31, 1998, which carry a 75 basis point lending spread, remained at 25 basis points, unchanged from FY 2001. Commitment charge waivers of 50 basis points for FY 2002 were also unchanged from FY 2001.

TABLE 6: NET INCOME - REPORTED BASIS

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------
                                                                             FY 2002               FY 2001
                                                                          YEAR TO DATE           YEAR TO DATE
                                                                        -----------------     -----------------
Loan Interest Income, Net of Funding Costs
  Debt Funded                                                                $    214                $   160
  Equity Funded                                                                   450                    462
                                                                        --------------          -------------
   Total Loan Interest Income, Net of Funding Costs                               664                    622
Other Loan Income                                                                  22                     (5)
Loan Loss Provision                                                                17                   (117)
Investment Income, Net of Funding Costs                                            42                     28
Net Non-Interest Expenses                                                        (158)                  (145)
                                                                        --------------          -------------
Operating Income                                                                  587                    383
  FAS 133 Adjustments                                                           1,032                    344
                                                                        --------------          -------------
Net Income                                                                   $  1,619                $   727
                                                                        ==============          =============
---------------------------------------------------------------------------------------------------------------

BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                               SEPTEMBER 30, 2001  JUNE 30, 2001
                                                                                  (UNAUDITED)
                                                                               ----------------- ---------------
ASSETS
  Due from banks                                                                   $        678        $     685
  Investments--Trading (including securities transferred under repurchase or security lending agreements of $257 million--September 30, 2001; $206
     million--June 30, 2001)                                                             27,460           24,168
  Securities purchased under resale agreements                                              258              322
  Nonnegotiable, noninterest-bearing demand obligations on account of
     subscribed capital                                                                   1,832            1,838
  Receivable from currency and interest rate swaps
     Investments                                                                         10,862           11,043
     Borrowings (including an increase of $3,997 million due to FAS 133--
        September 30, 2001; $2,032--million June 30, 2001)                                67,676           63,326
     Other Asset/Liability (including an increase of $2 million due to FAS 133--
        September 30, 2001; $2 million--June 30, 2001)                                      728              728
  Loans outstanding--Note B
     Total loans                                                                        158,747          156,800
     Less undisbursed balance                                                            36,926           37,934
                                                                                   -------------     -------------
        Loans outstanding                                                               121,821          118,866
     Less:
        Accumulated provision for loan losses                                             4,021            3,959
        Deferred loan income                                                                541              500
                                                                                   -------------     -------------
          Net loans outstanding                                                         117,259          114,407
  Other assets                                                                            5,761            6,324
                                                                                   -------------     -------------
        TOTAL ASSETS                                                               $    232,514       $  222,841
                                                                                   =============     =============
LIABILITIES
  Borrowings
     Short-term                                                                    $      5,963       $    6,918
     Medium- and long-term (including an increase of $257 million due to FAS
        133--September 30, 2001; $45 million--June 30, 2001)                            107,064           99,839
  Securities sold under repurchase agreements and payable for cash collateral
     received                                                                               247              207
  Payable for currency and interest rate swaps
     Investments                                                                         11,234           10,791
     Borrowings (including an increase of $2,121 million due to FAS 133--
        September 30, 2001; $1,362 million--June 30, 2001)                               69,588           68,051
     Other Asset/Liability                                                                  744              701
  Payable for Board of Governors-approved transfers--Note C                               1,107            1,093
  Other liabilities                                                                       5,073            5,671
                                                                                   -------------     -------------
        TOTAL LIABILITIES                                                               201,020          193,271
                                                                                   -------------     -------------
EQUITY
  Capital stock--Authorized (1,581,724 shares--September 30, 2001 and June 30,
     2001)
     Subscribed (1,570,895 shares--September 30, 2001 and June 30, 2001)                189,505          189,505
     Less uncalled portion of subscriptions                                             178,029          178,029
                                                                                   -------------     -------------
                                                                                         11,476           11,476
  Amounts to maintain value of currency holdings of paid-in capital stock                  (756)            (912)
  Retained earnings (see Statement of Changes in Retained Earnings, Note C)              21,470           19,851
  Accumulated other comprehensive loss--Note D                                             (696)            (845)
                                                                                   -------------     -------------
        TOTAL EQUITY                                                                     31,494           29,570
                                                                                   -------------     -------------
  TOTAL LIABILITIES AND EQUITY                                                     $    232,514      $   222,841
                                                                                   =============     =============

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                       THREE MONTHS ENDED
                                                                                          SEPTEMBER 30
                                                                                           (UNAUDITED)
                                                                                      -----------------------
                                                                                         2001        2000
                                                                                      ------------ ----------
INCOME
   Loans--Note B                                                                         $  1,892   $  2,087
   Investments--Trading                                                                       271        409
   Securities purchased under resale agreements                                                 5          7
   Income from Staff Retirement Plan                                                           21         39
   Other                                                                                       37         31
                                                                                      ------------ ----------
        Total income                                                                        2,226      2,573
                                                                                      ------------ ----------
EXPENSES
   Borrowings                                                                               1,438      1,858
   Securities sold under repurchase agreements and payable for cash
      collateral received                                                                       2         --
   Administrative                                                                             186        196
   Contributions to special programs                                                           28         16
   Provision for loan losses--Note B                                                          (17)       117
   Other                                                                                        2          3
                                                                                      ------------ ----------
        Total expenses                                                                      1,639      2,190
                                                                                      ------------ ----------
OPERATING INCOME                                                                              587        383
FAS 133 adjustment                                                                          1,032        125
                                                                                      ------------ ----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                           1,619        508
Cumulative effect of change in accounting principle                                            --        219
                                                                                      ------------ ----------
NET INCOME                                                                               $  1,619   $    727
                                                                                      ============ ==========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                 THREE MONTHS ENDED
                                                                                     SEPTEMBER 30
                                                                                     (UNAUDITED)
                                                                             -------------------------------
                                                                                  2001            2000
                                                                             --------------- ---------------
 Net income                                                                     $  1,619            $ 727
 Other comprehensive income--Note D
    Cumulative effect of change in accounting principle                               --              500
    Reclassification of FAS 133 transition adjustment to net income                  (45)             (26)
    Currency translation adjustments                                                 194             (239)
                                                                             --------------- ---------------
    Total other comprehensive income                                                 149              235
                                                                             --------------- ---------------
 Comprehensive income                                                           $  1,768            $ 962
                                                                             =============== ===============

STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                 THREE MONTHS ENDED
                                                                                     SEPTEMBER 30
                                                                                     (UNAUDITED)
                                                                             -------------------------------
                                                                                  2001            2000
                                                                             --------------- ---------------
Retained earnings at beginning of the fiscal year                                 $  19,851     $     19,027
   Board of Governors-approved transfers--Note C                                         --             (635)
   Net income for the period                                                          1,619              727
                                                                              --------------   --------------
Retained earnings at end of the period                                            $  21,470     $     19,119
                                                                              ==============   ==============


  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                 THREE MONTHS ENDED
                                                                                     SEPTEMBER 30
                                                                                     (UNAUDITED)
                                                                             -------------------------------
                                                                                  2001            2000
                                                                             --------------- ---------------
Cash flows from lending and investing activities
   Loans
      Disbursements                                                           $     (4,096)       $     (3,059)
      Principal repayments and prepayments                                           2,809               2,566
      Loan origination fees received                                                     1                  --
                                                                              -------------        ------------
           Net cash used in lending and investing activities                        (1,286)               (493)
                                                                              -------------        ------------
Cash flows used for payments for Board of Governors-approved transfers                 (14)                 --
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues                                                                     6,624               3,294
      Retirements                                                                   (2,145)             (3,778)
   Net short-term borrowings                                                          (989)                858
   Net currency and interest rate swaps--borrowings                                   (387)               (824)
   Net capital stock transactions                                                        8                  10
                                                                              -------------        ------------
           Net cash provided by (used in) financing activities                       3,111                (440)
                                                                              -------------        ------------
Cash flows from operating activities
   Net income                                                                        1,619                 727
   Adjustments to reconcile net income to net cash provided by operating activities
      FAS 133 adjustment                                                            (1,032)               (125)
      Cumulative effect of change in accounting principle                               --                (219)
      Depreciation and amortization                                                    199                 224
      Income from Staff Retirement Plan                                                (21)                (39)
      Provision for loan losses                                                        (17)                117
      Net changes in other assets and liabilities                                     (154)                 72
                                                                              -------------        ------------
           Net cash provided by operating activities                                   594                 757
                                                                              -------------        ------------
Effect of exchange rate changes on unrestricted cash and liquid investments             34                 (46)
                                                                              -------------        ------------
Net increase (decrease) in unrestricted cash and liquid investments                  2,439                (222)
Unrestricted cash and liquid investments at beginning of the fiscal year            24,407              24,331
                                                                              -------------        ------------
Unrestricted cash and liquid investments at end of the period                 $     26,846          $   24,109
                                                                              =============        ============
Composed of
   Investments held in trading portfolio                                      $     27,460          $   24,451
   Other                                                                              (614)               (342)
                                                                              -------------        ------------
                                                                              $     26,846          $   24,109
                                                                              =============        ============
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding                                                       $      1,627          $   (1,311)
      Borrowings                                                                     2,370              (2,447)
      Currency and interest rate swaps--Borrowings                                  (1,220)              1,482
   Capitalized loan origination fees included in total loans                            41                   9

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 2001 financial statements and the notes included therein. In the opinion of management, the condensed interim financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with generally accepted accounting principles in the United States of America and International Accounting Standards. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2002, IBRD continues to offer waivers of a portion of interest owed by all eligible borrowers. For the three months ended September 30, 2001 and September 30, 2000, the effect of this waiver was to reduce Net Income by $37 million and $22 million, respectively. In addition, IBRD continues to offer a commitment charge waiver on all eligible undisbursed balances on loans to all borrowers. For the three months ended September 30, 2001 and September 30, 2000, the effect of this waiver was to reduce Net Income by $39 million and $46 million, respectively.

OVERDUE AMOUNTS

At September 30, 2001, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At September 30, 2001, loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $2,861 million ($2,832 million--June 30, 2001), of which principal of $1,357 million ($1,331 million--June 30, 2001) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,108 million ($1,087 million--June 30, 2001). If these loans had not been in nonaccrual status, income from loans for the three months ended September 30, 2001 would have been higher by $11 million ($30 million--September 30, 2000). The $30 million for September 30, 2000 includes $19 million for Zimbabwe, whose loans went into nonaccrual status on October 2, 2000. A summary of countries with loans in nonaccrual status follows:

IN MILLIONS

--------------------------------------------------------------------------------------------------------------
                                                                      SEPTEMBER 30, 2001
                                           -------------------------------------------------------------------
BORROWER                                       PRINCIPAL          PRINCIPAL, INTEREST      NONACCRUAL
                                               OUTSTANDING        AND CHARGES OVERDUE         SINCE
--------------------------------------------------------------------------------------------------------------
WITH OVERDUES
   Congo, Democratic Republic of                 $     81               $    127         NOVEMBER 1993
   Cote d'Ivoire                                      539                     38         MARCH 2001
   Iraq                                                37                     68         DECEMBER 1990
   Liberia                                            129                    298         JUNE 1987
   Syrian Arab Republic                                17                     55(a)      FEBRUARY 1987
   Yugoslavia, Federal Republic of                  1,090                  1,808         SEPTEMBER 1992
   Zimbabwe                                           410                     71         OCTOBER 2000
                                                 ---------              ---------
   Total                                            2,303                  2,465
                                                 ---------              ---------
WITHOUT OVERDUES
   Bosnia and Herzegovina                             558                     --         SEPTEMBER 1992
                                                 ---------              ---------
TOTAL                                            $  2,861               $  2,465
                                                 =========              =========
--------------------------------------------------------------------------------------------------------------

(a). REPRESENTS INTEREST AND CHARGES OVERDUE.

The average recorded investment in nonaccruing loans during the three months ended September 30, 2001 was $2,844 million ($2,012 million--September 30,
2000).

During the three months ended September 30, 2001, the Republic of Congo cleared all of its overdue service payments to IBRD and the International Development Association (IDA), and all IBRD loans to, or guaranteed by the Republic of Congo, were restored to accrual status. As a result, income from loans for the three months ended September 30, 2001 increased by $13 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. No loans came out of nonaccrual status during the three months ended September 30, 2000.

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the three months ended September 30, 2001 and for the fiscal year ended June 30, 2001 are summarized below:

IN MILLIONS

------------------------------------------------------
                             SEPTEMBER 30,   JUNE 30,
                                2001          2001
                            -------------  -----------
Balance, beginning of the
  fiscal year                $     3,959    $   3,400
Provision for loan losses            (17)         676
Translation adjustment                79         (117)
                            ------------   -----------
Balance, end of the period   $     4,021    $   3,959
                            ============   ===========
------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $4,021 million ($3,959 million--June 30, 2001), $1,079 million is attributable to the nonaccruing loan portfolio at September 30, 2001 ($1,090 million--June 30, 2001).

GUARANTEES

Guarantees of loan principal of $1,476 million at September 30, 2001 ($1,488 million--June 30, 2001) were not included in reported loan balances. At September 30, 2001, $473 million of these guarantees were subject to call ($473 million--June 30, 2001). In some cases, IBRD guarantees have included interest payments in addition to principal. Total interest guarantees at September 30, 2001 were $120 million ($117 million--June 30, 2001), of which $13 million ($11 million--June 30, 2001) were subject to call.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At September 30, 2001, IDA had approved credits of $1,680 million ($1,679 million--June 30, 2001) under this program from its inception, of which $1,651 million ($1,651 million--June 30, 2001) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the three months ended September 30, 2001, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $228 million and $203 million, respectively.

NOTE C - RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at September 30, 2001 and June 30, 2001:

IN MILLIONS
------------------------------------------------------
                           SEPTEMBER 30,   JUNE 30,
                              2001           2001
                        ---------------- -----------
Special Reserve          $        293     $     293
General Reserve                17,841        17,223
Pension Reserve                   870           715
Surplus                           131           131
Cumulative FAS 133
   Adjustments                    345            --
Unallocated Net Income          1,990         1,489
                         -------------   -----------
Total                    $     21,470     $  19,851
                         =============   ===========
------------------------------------------------------

On August 2, 2001, the Executive Directors allocated $618 million of the net income earned in the fiscal year ended June 30, 2001 to the General Reserve and $155 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 2001. In addition, the Executive Directors allocated $345 million of fiscal year 2001 net income to a separate category of retained earnings--"Cumulative FAS 133 Adjustments."

Also, on August 2, 2001, the Executive Directors recommended to the Board of Governors the following transfers out of unallocated Net Income: $302 million to IDA and $69 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund. In addition, the Executive Directors recommended the transfer of $31 million to the HIPC Debt Initiative Trust Fund out of Surplus. Of the $302 million that was recommended for transfer to IDA, $300 million is to be drawn down in fiscal year 2005 and $2 million is to be made available immediately upon approval by the Board of Governors, as a reimbursement of IDA's share of the balance of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA. As these transfers had not been approved at September 30, 2001, no payable has been recorded as of that date.

NOTE D - COMPREHENSIVE INCOME

For IBRD, comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Loss balances for the three months ended September 30, 2001 and September 30, 2000:

IN MILLIONS
----------------------------------------------------------------------------------------------------------------------------
                                                                           THREE MONTHS ENDED SEPTEMBER 30, 2001
                                                      ----------------------------------------------------------------------
                                                                                                                  TOTAL
                                                                   CUMULATIVE EFFECT                           ACCUMULATED
                                                      CUMULATIVE     OF CHANGE IN                                 OTHER
                                                      TRANSLATION     ACCOUNTING                              COMPREHENSIVE
                                                      ADJUSTMENT       PRINCIPLE        RECLASSIFICATION(a)        LOSS
                                                      -----------  ------------------   -------------------   -------------
Balance, beginning of the fiscal year                 $   (1,176)     $      500          $      (169)           $    (845)
Changes from period activity                                 194              --                  (45)                 149
                                                      -----------  ------------------   -------------------   -------------
Balance, end of the period                            $     (982)     $      500          $      (214)           $    (696)
                                                      ===========  ==================   ===================   =============
----------------------------------------------------------------------------------------------------------------------------

IN MILLIONS
----------------------------------------------------------------------------------------------------------------------------
                                                                           THREE MONTHS ENDED SEPTEMBER 30, 2000
                                                      ----------------------------------------------------------------------
                                                                                                                  TOTAL
                                                                   CUMULATIVE EFFECT                           ACCUMULATED
                                                      CUMULATIVE     OF CHANGE IN                                 OTHER
                                                      TRANSLATION     ACCOUNTING                              COMPREHENSIVE
                                                      ADJUSTMENT       PRINCIPLE        RECLASSIFICATION(a)        LOSS
                                                      -----------  ------------------   -------------------   -------------
Balance, beginning of the fiscal year                 $     (641)        $    --           $       --            $    (641)
Changes from period activity                                (239)            500                  (26)                 235
                                                      -----------  ------------------   -------------------   -------------
Balance, end of the period                            $     (880)        $   500           $      (26)           $    (406)
                                                      ===========  ==================   ===================   =============
----------------------------------------------------------------------------------------------------------------------------

(a). RECLASSIFICATION OF FAS 133 TRANSITION ADJUSTMENT TO NET INCOME.

           [DELOITTE TOUCHE TOHMATSU (INTERNATIONAL FIRM) LETTERHEAD]

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

President and Board of Governors
   International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 20, 2001, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month period ended September 30, 2001 and 2000. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2001, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 30, 2001, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2001 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/s/ Deloitte Touche Tohmatsu (International Firm)

October 31, 2001

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)
                  SEC REPORT - CHANGES IN BORROWINGS
                                       1

             BORROWINGS (MLT) JULY 01, 2001 THRU SEPTEMBER 30, 2001

                                   DESK: IBRD
   BORROWING TYPE   DESCRIPTION                       TRADE ID  CURRENCY
   --------------   -----------                       --------  --------
   NEW BORROWINGS
            GLDDP
   GOLD

   BOND/SELL XAU/IBRD/CB/0706XAU02.19                 0000005219  XAU
   TOTAL BY CURRENCY
   TOTAL
            MTBOC

   AUSTRALIAN DOLLAR
   BOND/SELL AUD/IBRD/GDIF/0804AUD04.80               0000005254  AUD
   TOTAL BY CURRENCY
   JAPANESE YEN
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR18               0000005160  JPY
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR02               0000005172  JPY
   BOND/SELL JPY/IBRD/MLT/0721JPYSTR                  0000005156  JPY
   BOND/SELL JPY/IBRD/GDIF/0716JPYSTR                 0000005168  JPY
   BOND/SELL JPY/IBRD/GDIF/0726JPYSTR01               0000005163  JPY
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR04               0000005176  JPY
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR05               0000005177  JPY
   BOND/SELL JPY/IBRD/GDIF/0721JPYSTR02               0000005184  JPY
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR07               0000005191  JPY
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR03               0000005175  JPY
   BOND/SELL JPY/IBRD/GDIF/0721JPYSTR01               0000005183  JPY
   BOND/SELL JPY/IBRD/GDIF/0726JPYSTR                 0000005161  JPY
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR01               0000005167  JPY
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR06               0000005189  JPY
   BOND/SELL JPY/IBRD/GDIF/0716JPYSTR03               0000005190  JPY
   BOND/SELL JPY/IBRD/GDIF/0317JPYSTR                 0000005197  JPY
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR08               0000005202  JPY
   BOND/SELL JPY/IBRD/GDIF/0716JPYSTR04               0000005208  JPY
   BOND/SELL JPY/IBRD/GDIF/0721JPYSTR03               0000005195  JPY
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR                 0000005164  JPY
   BOND/SELL JPY/IBRD/MLT/0716JPYSTR01                0000005187  JPY
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR19               0000005198  JPY
   BOND/SELL JPY/IBRD/GDIF/0726JPYSTR02               0000005210  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR                 0000005194  JPY
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR04               0000005199  JPY
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR20               0000005201  JPY
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR02               0000005205  JPY

   BORROWING TYPE   DESCRIPTION             EXTERNAL ID   CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT        MATURITY
   --------------   -----------             -----------   ---------------    --------------   ----------        --------
   NEW BORROWINGS
            GLDDP
   GOLD

   BOND/SELL XAU/IBRD/CB/0706XAU02.19                             96,000        25,857,601    27-Jul-2001      27-Jul-2006
   TOTAL BY CURRENCY                                                            25,857,601
   TOTAL                                                                        25,857,601
            MTBOC

   AUSTRALIAN DOLLAR
   BOND/SELL AUD/IBRD/GDIF/0804AUD04.80                      815,000,000       432,724,250    28-Aug-2001      26-Aug-2004
   TOTAL BY CURRENCY                                                           432,724,250
   JAPANESE YEN
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR18                    1,000,000,000         8,060,616    05-Jul-2001      27-Mar-2026
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR02                    1,300,000,000        10,370,548    09-Jul-2001      09-Jul-2031
   BOND/SELL JPY/IBRD/MLT/0721JPYSTR                      21,000,000,000       167,364,017    11-Jul-2001      08-Jul-2021
   BOND/SELL JPY/IBRD/GDIF/0716JPYSTR                      1,500,000,000        11,946,480    12-Jul-2001      12-Jul-2016
   BOND/SELL JPY/IBRD/GDIF/0726JPYSTR01                    1,500,000,000        12,073,892    16-Jul-2001      16-Jul-2026
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR04                    1,200,000,000         9,659,114    16-Jul-2001      16-Jul-2031
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR05                    1,000,000,000         8,049,261    16-Jul-2001      17-Jul-2031
   BOND/SELL JPY/IBRD/GDIF/0721JPYSTR02                    1,000,000,000         8,049,261    16-Jul-2001      16-Jul-2021
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR07                    1,300,000,000        10,464,040    16-Jul-2001      16-Jul-2031
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR03                    1,000,000,000         7,997,441    18-Jul-2001      18-Jul-2031
   BOND/SELL JPY/IBRD/GDIF/0721JPYSTR01                    1,000,000,000         7,988,177    19-Jul-2001      19-Jul-2021
   BOND/SELL JPY/IBRD/GDIF/0726JPYSTR                      1,000,000,000         8,086,362    23-Jul-2001      23-Jul-2026
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR01                    1,000,000,000         8,086,362    23-Jul-2001      23-Jul-2031
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR06                    1,000,000,000         8,057,693    26-Jul-2001      24-Jul-2031
   BOND/SELL JPY/IBRD/GDIF/0716JPYSTR03                    1,100,000,000         8,863,462    26-Jul-2001      26-Jul-2016
   BOND/SELL JPY/IBRD/GDIF/0317JPYSTR                      2,500,000,000        20,144,233    26-Jul-2001      27-Mar-2017
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR08                    2,500,000,000        20,144,233    26-Jul-2001      25-Jul-2031
   BOND/SELL JPY/IBRD/GDIF/0716JPYSTR04                    1,500,000,000        12,086,540    26-Jul-2001      26-Jul-2016
   BOND/SELL JPY/IBRD/GDIF/0721JPYSTR03                    1,000,000,000         8,055,746    27-Jul-2001      27-Jul-2021
   BOND/SELL JPY/IBRD/GDIF/0731JPYSTR                      1,000,000,000         8,080,156    30-Jul-2001      30-Jul-2031
   BOND/SELL JPY/IBRD/MLT/0716JPYSTR01                     7,000,000,000        56,561,091    30-Jul-2001      28-Jul-2016
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR19                    2,000,000,000        16,160,312    30-Jul-2001      26-Mar-2026
   BOND/SELL JPY/IBRD/GDIF/0726JPYSTR02                    1,900,000,000        15,352,296    30-Jul-2001      30-Jul-2026
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR                      6,000,000,000        48,414,427    31-Jul-2001      01-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR04                    2,000,000,000        15,985,294    01-Aug-2001      04-Mar-2031
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR20                    1,000,000,000         8,009,291    02-Aug-2001      25-Mar-2026
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR02                    2,600,000,000        20,911,248    06-Aug-2001      25-Mar-2022

   BORROWING TYPE   DESCRIPTION                       TRADE ID  CURRENCY
   --------------   -----------                       --------  --------
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR01               0000005206  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR06               0000005223  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR01               0000005200  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR05               0000005217  JPY
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR03               0000005225  JPY
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR02               0000005224  JPY
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR04               0000005246  JPY
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR03               0000005231  JPY
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR04               0000005239  JPY
   BOND/SELL JPY/IBRD/GDIF/0826JPYSTR                 0000005203  JPY
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR05               0000005207  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR02               0000005209  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR04               0000005214  JPY
   BOND/SELL JPY/IBRD/MLT/0831JPYSTR07                0000005227  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR08               0000005232  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR10               0000005235  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR12               0000005240  JPY
   BOND/SELL JPY/IBRD/GDIF/0826JPYSTR01               0000005247  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR11               0000005242  JPY
   BOND/SELL JPY/IBRD/MLT/0831JPYSTR13                0000005244  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR03               0000005211  JPY
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR09               0000005234  JPY
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR05               0000005243  JPY
   BOND/SELL JPY/IBRD/MLT/0321JPYSTR08                0000005228  JPY
   BOND/SELL JPY/IBRD/GDIF/0916JPYSTR                 0000005249  JPY
   BOND/SELL JPY/IBRD/GDIF/0921JPYSTR                 0000005250  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR                 0000005251  JPY
   BOND/SELL JPY/IBRD/GDIF/0327JPYSTR01               0000005252  JPY
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR02               0000005257  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR04               0000005261  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR07               0000005275  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR01               0000005255  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR02               0000005256  JPY
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR07               0000005277  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR03               0000005258  JPY
   BOND/SELL JPY/IBRD/GDIF/0332JPYSTR                 0000005259  JPY
   BOND/SELL JPY/IBRD/GDIF/0332JPYSTR01               0000005260  JPY
   BOND/SELL JPY/IBRD/GDIF/0325JPYSTR                 0000005265  JPY
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR03               0000005266  JPY
   BOND/SELL JPY/IBRD/GDIF/0325JPYSTR01               0000005269  JPY
   BOND/SELL JPY/IBRD/GDIF/0921JPYSTR01               0000005273  JPY

   BORROWING TYPE   DESCRIPTION             EXTERNAL ID   CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT        MATURITY
   --------------   -----------             -----------   ---------------    --------------   ----------        --------
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR01                    1,000,000,000         6,042,788    06-Aug-2001      06-Aug-2021
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR06                    2,000,000,000        16,144,005    07-Aug-2001      07-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR01                    2,000,000,000        16,139,445    08-Aug-2001      08-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR05                    1,000,000,000         8,069,722    08-Aug-2001      08-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR03                    3,000,000,000        24,344,721    13-Aug-2001      25-Mar-2022
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR02                    2,000,000,000        16,270,745    16-Aug-2001      16-Aug-2021
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR04                    1,000,000,000         8,303,234    22-Aug-2001      22-Mar-2022
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR03                    1,100,000,000         9,168,577    23-Aug-2001      23-Aug-2021
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR04                    1,200,000,000        10,002,084    23-Aug-2001      23-Aug-2021
   BOND/SELL JPY/IBRD/GDIF/0826JPYSTR                      3,000,000,000        24,942,839    28-Aug-2001      28-Aug-2026
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR05                    2,000,000,000        16,628,560    28-Aug-2001      28-Mar-2031
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR02                    7,000,000,000        58,199,958    28-Aug-2001      28-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR04                    1,000,000,000         8,314,280    28-Aug-2001      28-Aug-2031
   BOND/SELL JPY/IBRD/MLT/0831JPYSTR07                    30,000,000,000       249,428,393    28-Aug-2001      27-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR08                    1,000,000,000         8,314,280    28-Aug-2001      29-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR10                    2,500,000,000        20,785,699    28-Aug-2001      28-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR12                    1,400,000,000        11,639,992    28-Aug-2001      28-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0826JPYSTR01                    1,000,000,000         8,314,280    28-Aug-2001      28-Aug-2026
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR11                    1,300,000,000        10,805,868    29-Aug-2001      29-Aug-2031
   BOND/SELL JPY/IBRD/MLT/0831JPYSTR13                     1,500,000,000        12,468,310    29-Aug-2001      27-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR03                    3,000,000,000        24,934,547    30-Aug-2001      27-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0831JPYSTR09                    1,000,000,000         8,311,516    30-Aug-2001      30-Aug-2031
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR05                    1,000,000,000         8,311,516    30-Aug-2001      27-Aug-2021
   BOND/SELL JPY/IBRD/MLT/0321JPYSTR08                     6,900,000,000        57,723,679    31-Aug-2001      14-Mar-2021
   BOND/SELL JPY/IBRD/GDIF/0916JPYSTR                      1,000,000,000         8,379,771    06-Sep-2001      06-Sep-2016
   BOND/SELL JPY/IBRD/GDIF/0921JPYSTR                      1,000,000,000         8,241,645    10-Sep-2001      10-Sep-2021
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR                      1,800,000,000        14,834,961    10-Sep-2001      10-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0327JPYSTR01                    2,000,000,000        16,483,290    10-Sep-2001      25-Mar-2027
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR02                    2,700,000,000        22,270,796    11-Sep-2001      11-Sep-2026
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR04                    1,300,000,000        10,897,355    17-Sep-2001      17-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR07                    1,000,000,000         8,382,581    17-Sep-2001      18-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR01                    3,300,000,000        27,797,667    18-Sep-2001      18-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR02                    2,000,000,000        16,847,071    18-Sep-2001      18-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR07                    1,400,000,000        11,792,950    18-Sep-2001      18-Mar-2031
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR03                    1,000,000,000         8,539,710    19-Sep-2001      19-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0332JPYSTR                      1,000,000,000         8,539,710    19-Sep-2001      19-Mar-2032
   BOND/SELL JPY/IBRD/GDIF/0332JPYSTR01                    1,000,000,000         8,539,710    19-Sep-2001      19-Mar-2032
   BOND/SELL JPY/IBRD/GDIF/0325JPYSTR                      2,000,000,000        17,024,899    20-Sep-2001      20-Mar-2025
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR03                    1,100,000,000         9,363,694    20-Sep-2001      20-Sep-2026
   BOND/SELL JPY/IBRD/GDIF/0325JPYSTR01                    1,500,000,000        12,768,674    20-Sep-2001      25-Mar-2025
   BOND/SELL JPY/IBRD/GDIF/0921JPYSTR01                    5,000,000,000        42,562,247    20-Sep-2001      20-Sep-2021

   BORROWING TYPE   DESCRIPTION                       TRADE ID  CURRENCY
   --------------   -----------                       --------  --------
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR06               0000005276  JPY
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR05               0000005279  JPY
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR04               0000005280  JPY
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR05               0000005282  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR08               0000005287  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR09               0000005289  JPY
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR09               0000005292  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR05               0000005262  JPY
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR08               0000005278  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR10               0000005291  JPY
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR06               0000005263  JPY
   BOND/SELL JPY/IBRD/GDIF/0327JPYSTR02               0000005290  JPY
   BOND/SELL JPY/IBRD/GDIF/0921JPYSTR02               0000005293  JPY
   TOTAL BY CURRENCY
   UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/GDIF/0711USDSTR                 0000005174  USD
   BOND/SELL USD/IBRD/GDIF/0708USD05.17               0000005171  USD
   BOND/SELL USD/IBRD/GDIF/0703USDSTR                 0000005178  USD
   BOND/SELL USD/IBRD/GDIF/1105USD05.00               0000005188  USD
   BOND/SELL USD/IBRD/GDIF/0704USDSTR                 0000005192  USD
   BOND/SELL USD/IBRD/GDIF/0704USDSTR01               0000005196  USD
   BOND/SELL USD/IBRD/GDIF/0706USD05.05               0000005193  USD
   BOND/SELL USD/IBRD/GDIF/0406USD05.50               0000005204  USD
   BOND/SELL USD/IBRD/0804USD04.04                    0000005236  USD
   BOND/SELL USD/IBRD/0804USD04.10                    0000005226  USD
   BOND/SELL USD/IBRD/GDIF/0904USD04.06               0000005241  USD
   BOND/SELL USD/IBRD/0805USD04.45                    0000005237  USD
   BOND/SELL USD/IBRD/GDIF/0905USD04.33               0000005285  USD
   BOND/SELL USD/IBRD/GDIF/0906USD04.50               0000005272  USD
   BOND/SELL USD/IBRD/GDIF/0906USD04.37               0000005297  USD
   TOTAL BY CURRENCY
   SOUTH AFRICAN RAND
   BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50                0000005186  ZAR
   BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50                0000005215  ZAR
   TOTAL BY CURRENCY
   TOTAL
            MTBOZ

   UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/GDIF/0921USDSTR                 0000005253  USD
   TOTAL BY CURRENCY
   TOTAL

   BORROWING TYPE   DESCRIPTION             EXTERNAL ID   CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT        MATURITY
   --------------   -----------             -----------   ---------------    --------------   ----------        --------

   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR06                    1,000,000,000         8,587,745    25-Sep-2001      25-Mar-2031
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR05                    1,200,000,000        10,305,293    25-Sep-2001      25-Mar-2022
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR04                    1,300,000,000        11,164,068    25-Sep-2001      25-Sep-2026
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR05                    1,500,000,000        12,881,617    25-Sep-2001      25-Sep-2026
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR08                    5,000,000,000        42,938,723    25-Sep-2001      25-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR09                    1,000,000,000         8,587,745    25-Sep-2001      25-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR09                    1,100,000,000         9,446,519    25-Sep-2001      25-Mar-2031
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR05                    1,000,000,000         8,539,345    26-Sep-2001      26-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR08                    1,000,000,000         8,539,345    26-Sep-2001      26-Mar-2031
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR10                    1,000,000,000         8,539,345    26-Sep-2001      26-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0931JPYSTR06                    1,000,000,000         8,537,522    27-Sep-2001      29-Sep-2031
   BOND/SELL JPY/IBRD/GDIF/0327JPYSTR02                    1,000,000,000         8,537,522    27-Sep-2001      26-Mar-2027
   BOND/SELL JPY/IBRD/GDIF/0921JPYSTR02                    2,000,000,000        17,075,045    27-Sep-2001      27-Sep-2021
   TOTAL BY CURRENCY                                                         1,607,577,193
   UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/GDIF/0711USDSTR                         30,000,000        30,000,000    05-Jul-2001      05-Jul-2011
   BOND/SELL USD/IBRD/GDIF/0708USD05.17                      200,000,000       200,000,000    12-Jul-2001      10-Jul-2008
   BOND/SELL USD/IBRD/GDIF/0703USDSTR                        100,000,000       100,000,000    16-Jul-2001      16-Jul-2003
   BOND/SELL USD/IBRD/GDIF/1105USD05.00                      250,000,000       250,000,000    19-Jul-2001      04-Nov-2005
   BOND/SELL USD/IBRD/GDIF/0704USDSTR                         10,000,000        10,000,000    23-Jul-2001      23-Jul-2004
   BOND/SELL USD/IBRD/GDIF/0704USDSTR01                      100,000,000       100,000,000    23-Jul-2001      23-Jul-2004
   BOND/SELL USD/IBRD/GDIF/0706USD05.05                       17,000,000        17,000,000    26-Jul-2001      26-Jul-2006
   BOND/SELL USD/IBRD/GDIF/0406USD05.50                      500,000,000       500,000,000    30-Jul-2001      19-Apr-2006
   BOND/SELL USD/IBRD/0804USD04.04                            13,100,000        13,100,000    09-Aug-2001      09-Aug-2004
   BOND/SELL USD/IBRD/0804USD04.10                            20,000,000        20,000,000    23-Aug-2001      23-Aug-2004
   BOND/SELL USD/IBRD/GDIF/0904USD04.06                      200,000,000       200,000,000    28-Aug-2001      01-Sep-2004
   BOND/SELL USD/IBRD/0805USD04.45                            41,000,000        41,000,000    30-Aug-2001      25-Aug-2005
   BOND/SELL USD/IBRD/GDIF/0905USD04.33                       50,000,000        50,000,000    20-Sep-2001      20-Sep-2005
   BOND/SELL USD/IBRD/GDIF/0906USD04.50                       25,000,000        25,000,000    27-Sep-2001      28-Sep-2006
   BOND/SELL USD/IBRD/GDIF/0906USD04.37                    3,000,000,000     3,000,000,000    28-Sep-2001      28-Sep-2006
   TOTAL BY CURRENCY                                                         4,556,100,000
   SOUTH AFRICAN RAND
   BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50                        50,000,000         6,068,845    16-Jul-2001      30-Mar-2011
   BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50                        50,000,000         6,088,280    27-Jul-2001      30-Mar-2011
   TOTAL BY CURRENCY                                                            12,157,125
   TOTAL                                                                     6,608,558,568
            MTBOZ

   UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/GDIF/0921USDSTR                         75,000,000        75,000,000    07-Sep-2001      07-Sep-2021
   TOTAL BY CURRENCY                                                            75,000,000
   TOTAL                                                                        75,000,000

                                   DESK: IBRD
   BORROWING TYPE   DESCRIPTION                       TRADE ID  CURRENCY      EXTERNAL ID
   --------------   -----------                       --------  --------      -----------

   MATURING BORROWINGS
            MTBOC
   SWISS FRANC
   BOND/SELL CHF/IBRD/MLT/0901CHF05.38                0000000064  CHF         CHF0189MLT01
   TOTAL BY CURRENCY
   CZECH KORUNA
   BOND/SELL CZK/IBRD/GDIF/0799CZK12.375              0000000016  CZK         CZK0717GDI01
   TOTAL BY CURRENCY
   EURO CURRENCY
   BOND/SELL EUR/IBRD/MLT/0801ITL10.88E               0000000223  EUR         ITL0017MLT01
   BOND/SELL EUR/IBRD/MLT/0801DEM08.75E               0000000115  EUR         DEM0273MLT02
   BOND/SELL EUR/IBRD/MLT/0801DEM08.75E               0000000116  EUR         DEM0273MLT03
   BOND/SELL EUR/IBRD/MLT/0801DEM08.75E               0000000117  EUR         DEM0273MLT04
   BOND/SELL EUR/IBRD/GDIF/0701GRD08.13E              0000000197  EUR         GRD0715GDI01
   BOND/SELL EUR/IBRD/GDIF/0801GRD8.50E               0000000021  EUR         GRD0723GDI01
   BOND/SELL EUR/IBRD/GDIF/0801GRD8.50E               0000000026  EUR         GRD0723GDI02
   TOTAL BY CURRENCY
   HONG KONG DOLLAR
   BOND/SELL HKD/IBRD/GDIF/0701HKD11.20               0000000216  HKD         HKD0711GDI01
   TOTAL BY CURRENCY
   JAPANESE YEN
   BOND/SELL JPY/IBRD/MLT/0801JPY02.50                0000000316  JPY         JPY0125MLT03
   BOND/SELL JPY/IBRD/MLT/0701JPY03.10                0000000317  JPY         JPY0127MLT01
   BOND/SELL JPY/IBRD/MLT/0303JPY05.50                0000000331  JPY         JPY0154MLT01
   TOTAL BY CURRENCY
   POLISH ZLOTY
   BOND/SELL PLN/IBRD/GDIF/0901PLNSTR                 0000003945  PLN
   TOTAL BY CURRENCY
   UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/COLTS/0801USD08.88              0000000459  USD         USD0089COL01
   BOND/SELL USD/IBRD/COLTS/0801USD08.83              0000000461  USD         USD0093COL01
   BOND/SELL USD/IBRD/COLTS/0801USD08.83              0000000462  USD         USD0097COL01
   BOND/SELL USD/IBRD/COLTS/0901USD06.10              0000000547  USD         USD0286COL01
   BOND/SELL USD/IBRD/GMTN/0901USD06.25               0000000603  USD         USD0614GMT01
   BOND/SELL USD/IBRD/GDIF/0801USD05.20               0000000634  USD         USD0691GDI01
   BOND/SELL USD/IBRD/GDIF/0901USDSTR                 0000001016  USD         USD0078GDI01


   BORROWING TYPE   DESCRIPTION                       CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT        MATURITY
   --------------   -----------                       ---------------    --------------   ----------        --------
   MATURING BORROWINGS
            MTBOC
   SWISS FRANC
   BOND/SELL CHF/IBRD/MLT/0901CHF05.38                     250,000,000       151,112,186    05-Sep-1986      04-Sep-2001
   TOTAL BY CURRENCY                                                         151,112,186
   CZECH KORUNA
   BOND/SELL CZK/IBRD/GDIF/0799CZK12.375                 1,000,000,000        25,469,271    20-Jul-1998      20-Jul-2001
   TOTAL BY CURRENCY                                                          25,469,271
   EURO CURRENCY
   BOND/SELL EUR/IBRD/MLT/0801ITL10.88E                    258,228,450       227,421,796    07-Aug-1991      07-Aug-2001
   BOND/SELL EUR/IBRD/MLT/0801DEM08.75E                     77,455,607        70,600,786    30-Aug-1993      28-Aug-2001
   BOND/SELL EUR/IBRD/MLT/0801DEM08.75E                     53,524,591        48,787,665    28-Aug-1994      28-Aug-2001
   BOND/SELL EUR/IBRD/MLT/0801DEM08.75E                     22,330,673        20,354,408    28-Aug-1995      28-Aug-2001
   BOND/SELL EUR/IBRD/GDIF/0701GRD08.13E                    29,347,029        25,093,177    17-Jul-1998      17-Jul-2001
   BOND/SELL EUR/IBRD/GDIF/0801GRD8.50E                     29,347,029        26,230,375    14-Aug-1998      14-Aug-2001
   BOND/SELL EUR/IBRD/GDIF/0801GRD8.50E                     58,694,057        52,460,748    14-Aug-1998      14-Aug-2001
   TOTAL BY CURRENCY                                                         470,948,955
   HONG KONG DOLLAR
   BOND/SELL HKD/IBRD/GDIF/0701HKD11.20                    300,000,000        38,462,032    08-Jul-1998      09-Jul-2001
   TOTAL BY CURRENCY                                                          38,462,032
   JAPANESE YEN
   BOND/SELL JPY/IBRD/MLT/0801JPY02.50                   1,000,000,000         8,106,027    01-Apr-1987      10-Aug-2001
   BOND/SELL JPY/IBRD/MLT/0701JPY03.10                     760,000,000         6,132,494    29-May-1987      31-Jul-2001
   BOND/SELL JPY/IBRD/MLT/0303JPY05.50                   5,900,000,000        50,667,693    25-Mar-1988      25-Sep-2001
   TOTAL BY CURRENCY                                                          64,906,214
   POLISH ZLOTY
   BOND/SELL PLN/IBRD/GDIF/0901PLNSTR                      100,000,000        23,571,008    10-Sep-1999      10-Sep-2001
   TOTAL BY CURRENCY                                                          23,571,008
   UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/COLTS/0801USD08.88                    25,000,000        25,000,000    29-Jun-1987      15-Aug-2001
   BOND/SELL USD/IBRD/COLTS/0801USD08.83                    25,000,000        25,000,000    07-Jul-1987      15-Aug-2001
   BOND/SELL USD/IBRD/COLTS/0801USD08.83                     4,290,000         4,290,000    23-Jul-1987      15-Aug-2001
   BOND/SELL USD/IBRD/COLTS/0901USD06.10                    13,740,000        13,740,000    13-Apr-1988      14-Sep-2001
   BOND/SELL USD/IBRD/GMTN/0901USD06.25                    300,000,000       300,000,000    26-Sep-1997      26-Sep-2001
   BOND/SELL USD/IBRD/GDIF/0801USD05.20                     80,000,000        80,000,000    28-Apr-1998      07-Aug-2001
   BOND/SELL USD/IBRD/GDIF/0901USDSTR                       20,000,000        20,000,000    24-Sep-1998      25-Sep-2001

   BORROWING TYPE   DESCRIPTION                       TRADE ID  CURRENCY      EXTERNAL ID
   --------------   -----------                       --------  --------      -----------
   BOND/SELL USD/IBRD/GDIF/0701USD06.95               0000004502  USD
   TOTAL BY CURRENCY
   SOUTH AFRICAN RAND
   BOND/SELL ZAR/IBRD/GDIF/0801ZAR16                  0000000013  ZAR         ZAR0722GDI01
   BOND/SELL ZAR/IBRD/GDIF/0801ZAR16                  0000000027  ZAR         ZAR0722GDI02
   TOTAL BY CURRENCY
   TOTAL
            MTBOZ

   UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/MLT/0801USD00.001               0000000473  USD         USD0189MLT17
   TOTAL BY CURRENCY
   TOTAL

   BORROWING TYPE   DESCRIPTION                       CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT        MATURITY
   --------------   -----------                       ---------------    --------------   ----------        --------
   BOND/SELL USD/IBRD/GDIF/0701USD06.95                    110,000,000       110,000,000    05-May-2000      05-Jul-2001
   TOTAL BY CURRENCY                                                         578,030,000
   SOUTH AFRICAN RAND
   BOND/SELL ZAR/IBRD/GDIF/0801ZAR16                       200,000,000        24,248,744    14-Aug-1998      14-Aug-2001
   BOND/SELL ZAR/IBRD/GDIF/0801ZAR16                       200,000,000        24,248,744    14-Aug-1998      14-Aug-2001
   TOTAL BY CURRENCY                                                          48,497,488
   TOTAL                                                                   1,400,997,153
            MTBOZ

   UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/MLT/0801USD00.001                     18,000,000        18,000,000    06-Mar-1985      15-Aug-2001
   TOTAL BY CURRENCY                                                          18,000,000
   TOTAL                                                                      18,000,000


   BORROWING TYPE   DESCRIPTION                       TRADE ID  CURRENCY      EXTERNAL ID
   --------------   -----------                       --------  --------      -----------
   EARLY RETIREMENT
            MTBOC
   EURO CURRENCY
   BOND/BUY EUR/IBRD/GDIF/0210ITLSTRE                 0000005218  EUR         BUYBACK
   BOND/BUY EUR/IBRD/GMTN/1007ITLSTR1E                0000005220  EUR         BUYBACK
   BOND/BUY EUR/IBRD/GDIF/0610ITLSTRE                 0000005270  EUR         BUYBACK
   TOTAL BY CURRENCY
   JAPANESE YEN
   BOND/BUY JPY/IBRD/MLT/0720JPYSTR                   0000005100  JPY
   BOND/BUY JPY/IBRD/MLT/0720JPYSTR01                 0000005101  JPY
   BOND/BUY JPY/IBRD/GDIF/0710JPYSTR                  0000005154  JPY
   BOND/BUY JPY/IBRD/GDIF/0710JPYSTR01                0000005157  JPY
   BOND/BUY JPY/IBRD/GDIF/0320JPYSTR01                0000005166  JPY
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR05                0000005158  JPY
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR04                0000005159  JPY
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR03                0000005162  JPY
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR06                0000005181  JPY
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR07                0000005165  JPY
   BOND/BUY JPY/IBRD/GDIF/0320JPYSTR06                0000005182  JPY
   BOND/BUY JPY/IBRD/GDIF/0820JPYSTR03                0000005212  JPY
   BOND/BUY JPY/IBRD/GDIF/0820JPYSTR01                0000005229  JPY
   BOND/BUY JPY/IBRD/GDIF/0820JPYSTR02                0000005230  JPY
   BOND/BUY JPY/IBRD/GDIF/0820JPYSTR04                0000005213  JPY
   BOND/BUY JPY/IBRD/GDIF/0815JPYSTR                  0000005233  JPY
   BOND/BUY JPY/IBRD/GDIF/0811JPYSTR                  0000005238  JPY
   BOND/BUY JPY/IBRD/GDIF/0911JPYSTR                  0000005248  JPY
   BOND/BUY JPY/IBRD/GDIF/0915JPYSTR                  0000005264  JPY
   BOND/BUY JPY/IBRD/GDIF/0320JPYSTR05                0000005267  JPY
   BOND/BUY JPY/IBRD/GDIF/0930JPYSTR                  0000005271  JPY
   BOND/BUY JPY/IBRD/MLT/0920JPYSTR03                 0000005245  JPY
   BOND/BUY JPY/IBRD/GDIF/0920JPYSTR01                0000005274  JPY
   BOND/BUY JPY/IBRD/GDIF/0920JPYSTR02                0000005288  JPY
   TOTAL BY CURRENCY
   UNITED STATES DOLLAR
   BOND/BUY USD/IBRD/GDIF/0508USDSTR                  0000005221  USD         BUYBACK
   TOTAL BY CURRENCY
   TOTAL

   BORROWING TYPE   DESCRIPTION                       CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT        MATURITY
   --------------   -----------                       ---------------    --------------   ----------        --------
   EARLY RETIREMENT
            MTBOC
   EURO CURRENCY
   BOND/BUY EUR/IBRD/GDIF/0210ITLSTRE                       14,403,983        12,651,738    30-Jul-2001      12-Feb-2010
   BOND/BUY EUR/IBRD/GMTN/1007ITLSTR1E                       8,338,197         7,308,846    31-Jul-2001      31-Oct-2007
   BOND/BUY EUR/IBRD/GDIF/0610ITLSTRE                        8,333,032         7,472,230    13-Sep-2001      29-Jun-2010
   TOTAL BY CURRENCY                                                          27,432,815
   JAPANESE YEN
   BOND/BUY JPY/IBRD/MLT/0720JPYSTR                     20,000,000,000       160,468,568    02-Jul-2001      02-Jul-2020
   BOND/BUY JPY/IBRD/MLT/0720JPYSTR01                   10,000,000,000        80,234,284    02-Jul-2001      02-Jul-2020
   BOND/BUY JPY/IBRD/GDIF/0710JPYSTR                     1,000,000,000         8,040,848    06-Jul-2001      06-Jul-2010
   BOND/BUY JPY/IBRD/GDIF/0710JPYSTR01                   1,000,000,000         8,040,848    06-Jul-2001      06-Jul-2010
   BOND/BUY JPY/IBRD/GDIF/0320JPYSTR01                   3,000,000,000        23,833,168    10-Jul-2001      01-Mar-2020
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR05                   1,900,000,000        15,242,068    13-Jul-2001      13-Jul-2020
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR04                   1,000,000,000         8,022,141    13-Jul-2001      13-Jul-2020
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR03                   2,900,000,000        23,264,209    13-Jul-2001      13-Jul-2020
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR06                   2,000,000,000        16,044,282    13-Jul-2001      13-Jul-2020
   BOND/BUY JPY/IBRD/GDIF/0720JPYSTR07                   1,200,000,000         9,665,338    17-Jul-2001      17-Jul-2020
   BOND/BUY JPY/IBRD/GDIF/0320JPYSTR06                   3,000,000,000        24,247,323    25-Jul-2001      30-Mar-2020
   BOND/BUY JPY/IBRD/GDIF/0820JPYSTR03                   1,000,000,000         8,042,788    06-Aug-2001      06-Aug-2020
   BOND/BUY JPY/IBRD/GDIF/0820JPYSTR01                   2,000,000,000        16,144,005    07-Aug-2001      07-Aug-2020
   BOND/BUY JPY/IBRD/GDIF/0820JPYSTR02                   1,000,000,000         8,072,002    07-Aug-2001      07-Aug-2020
   BOND/BUY JPY/IBRD/GDIF/0820JPYSTR04                   1,000,000,000         8,296,001    17-Aug-2001      17-Aug-2020
   BOND/BUY JPY/IBRD/GDIF/0815JPYSTR                     1,200,000,000        10,025,481    24-Aug-2001      24-Aug-2015
   BOND/BUY JPY/IBRD/GDIF/0811JPYSTR                     1,300,000,000        10,808,564    28-Aug-2001      25-Aug-2011
   BOND/BUY JPY/IBRD/GDIF/0911JPYSTR                     1,100,000,000         9,065,810    10-Sep-2001      08-Sep-2011
   BOND/BUY JPY/IBRD/GDIF/0915JPYSTR                     1,000,000,000         8,522,606    21-Sep-2001      21-Sep-2015
   BOND/BUY JPY/IBRD/GDIF/0320JPYSTR05                   3,000,000,000        25,763,234    25-Sep-2001      24-Mar-2020
   BOND/BUY JPY/IBRD/GDIF/0930JPYSTR                     2,000,000,000        17,175,489    25-Sep-2001      25-Sep-2030
   BOND/BUY JPY/IBRD/MLT/0920JPYSTR03                   20,000,000,000       169,743,263    28-Sep-2001      28-Sep-2020
   BOND/BUY JPY/IBRD/GDIF/0920JPYSTR01                   1,000,000,000         8,487,163    28-Sep-2001      28-Sep-2020
   BOND/BUY JPY/IBRD/GDIF/0920JPYSTR02                   1,000,000,000         8,487,163    28-Sep-2001      28-Sep-2020
   TOTAL BY CURRENCY                                                         685,736,645
   UNITED STATES DOLLAR
   BOND/BUY USD/IBRD/GDIF/0508USDSTR                        13,214,000        13,214,000    30-Jul-2001      06-May-2008
   TOTAL BY CURRENCY                                                          13,214,000
   TOTAL                                                                     726,383,460